Exhibit 16.1

March 26, 2025

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Ladies and Gentlemen:

We have read Connexa Sports Technologies Inc.’s statements included under Item 4.01 of its Form 8-K dated March 24, 2025, and we agree with the statements concerning our firm. Specifically, we confirm that we did not participate in the review or preparation of the Company's quarterly report on Form 10-Q filed on March 24, 2025. We have no basis to agree or disagree with other statements contained therein.

We consent to the filing of this letter as an exhibit to the foregoing report on Form 8-K.

Very truly yours,

/s/ Bush & Associates CPA

Henderson, Nevada